Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

www.faegredrinker.com

August 27, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Emily Rowland

Re:         Calamos Aksia Hedged Strategies Fund (the “Fund”)

Registration Statement on Form N-2

File Nos. 333-286336, 811-24073

Dear Ms. Rowland:

The following responds to the comments provided by telephone on August 12, 2025, in connection with the Securities and Exchange Commission staff’s (the “Staff”) review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.	Comment: On the cover page, please add cross-references to “Types of Investments and Related Risks—Repurchase Offers” and to “Conflicts of Interest” in the last bulleted item.

Response: The Fund has added the requested cross-references in the Revised Registration Statement.

2.	Comment: Within “Fees of Underlying Managers” under “Summary of Terms,” there is disclosure regarding pass-through fees.

a.	Please explain in disclosure what a pass-through fee is.

Response: The Fund respectfully directs the Staff to the disclosure under “Fees of Underlying Managers” under “Summary of Terms” which describes pass-through fees. The Fund has clarified the disclosure in the Revised Registration Statement as follows, with new text shown in bold:

In some cases, instead of a management fee, an Underlying Manager may charge through all or a significant portion of the costs of operating the Alternative Fund, which would typically be absorbed by an underlying manager (e.g., salaries of investment personnel, office rent and overhead, technology costs, etc.), directly to investors (commonly referred to as “pass-through fees”), including the Fund. These pass-through fees can range from the low single digits to the high single digits (or slightly more) of an Alternative Fund’s net asset value in a given year, depending on factors such as performance, expense management, and netting. Pass-through fees are typically charged in addition to any incentive allocation or fee. An investor in the Fund bears a proportionate share of the expenses of the Fund.

b.	Supplementally explain how pass-through fees will be reflected in the Fund Fees and Expenses table. The expectation is that such fees would be included under Acquired Fund Fees & Expenses and not as a direct operational expense. If they will be included as a direct operational expense, please provide additional details on how that would be calculated.

Response: The Fund supplementally confirms that pass-through fees will be included under Acquired Fund Fees & Expenses in the Fund Fees and Expenses table.

3.	Comment: Within the “Investment Opportunities and Strategies” section, and generally with respect to the description of the Fund's principal investment strategy, please clarify if the Fund's principal investment strategy involves investing in primary or secondary offerings of Alternative Funds, or some combination of the two. If the Fund will invest in secondary offerings of Alternative Funds as part of the principal investment strategy, please clarify further in disclosure.

Response: The Fund’s principal investment strategy involves investing in primary offerings of Alternative Funds.

If secondary offerings are part of the Fund’s principal investment strategy, please respond to comments 4 through 8.

4.	Comment: If the secondary investments may be acquired at a discount, and may result in unrealized gains at the time the Fund next calculates its NAV, then please disclose in appropriate locations of the prospectus, in plain English, the following:

a.	how Secondary Investments acquired at a discount may result in unrealized gains at the Fund’s next NAV calculation;

b.	the impact of these unrealized gains on the Fund’s NAV and investment performance:

c.	any attendant risks to the mark-up to NAV; and

d.	any tax impact to Shareholders.

Response: Not applicable.

5.	Comment: Supplementally explain how the Fund intends to purchase and sell investments in private secondary markets. Specifically, highlight if there are bid/asks associated with particular investments and describe the availability and frequency of such price information.

Response: Not applicable.

6.	Comment: Disclose the mechanics of secondary market investments, including any consents or other considerations, that may impact the Fund's ability to acquire or dispose of such investments.

Response: Not applicable.

7.	Comment: Supplementally explain if secondary purchase transactions include a commitment for future capital calls or deferred payments on investments purchased.

Response: Not applicable.

8.	Comment: Supplementally describe if for secondary transactions certain parties may have a right of first refusal over a transaction. In such cases, describe the Fund’s accounting policy for recognizing such assets. Cite to applicable U.S. GAAP.

Response: Not applicable.

9.	Comment: Please supplementally confirm that the Fund will disclose the cost of each underlying asset within the Schedule of Investments as required by 12-12 of Reg S-X.

Response: The Fund so confirms.

10.	Comment: Under the heading “Sub-Advisor’s Alternative Fund Investment Process” please disclose how the Sub-Advisor determines to sell investments and how the Sub-Advisor will determine which and how many assets to sell. To the extent the Fund's selling activity may impact prices available in the secondary markets or cause the Fund to recognize losses on the sale, or to mark down investments that are not sold, please revise the disclosure to address those.

Response: The Alternative Funds in which the Fund intends to primarily invest generally offer periodic liquidity. As such, the Sub-Advisor would expect to exit investments in Alternative Funds by redemption rather than by sale on the secondary market. As noted above, purchases and sales of secondary investments are not part of the Fund’s principal investment strategy. As such, the Fund does not expect selling activity to impact prices available in the secondary markets, to cause the Fund to recognize losses on the sale, or to mark down investments that are not sold.

11.	Comment: Under “Types of Investments and Related Risks - Liquidity and Valuation,” there is disclosure that states "The Advisor fair values the Fund's Alternative Funds based on valuations provided by the Underlying Managers of the Alternative Funds, which valuations may also be based on fair valuation procedures. Further, the fair values of Alternative Funds are subject to adjustment or revisions if the Fund's NAV is adjusted after a Shareholder has received their Shares upon purchase or received repurchase proceeds in a repurchase offer. The adjustment will not, in most cases, result in an adjustment to the number of Shares received by the Shareholder in a purchase, or a Shareholder's repurchase proceeds in a repurchase offer." Please add this disclosure to the following sections: Types of Investments and Related Risks – Valuation” and “Types of Investments and Related Risks –Valuation of Alternative Funds and Co-Investments.”

Response: The Fund has added the requested disclosure in the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning the enclosed materials may be directed to the undersigned at (215) 988-3328 or, in my absence, to Joshua M. Lindauer at (212) 248-3298.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc:	Michael Kosoff, Senior Special Counsel
Joshua M. Lindauer, Partner, Faegre Drinker